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                                                                  EXHIBIT 99.1



                       [LETTERHEAD OF BENNETT JONES LLP]


ROBERT W. STALEY
Direct Line: (416) 777-4857
e-mail: staleyr@bennettjones.ca


December 20, 2001


BY FACSIMILE

STRICTLY CONFIDENTIAL

Mr. Charles Sirois                       Mr. Bruno Ducharme
Chairman                                 President and Chief Executive Officer
Telesystem International Wireless Inc.   Telesystem International Wireless Inc.
1000 de la Gauchetiere West              1000 de la Gauchetiere West
16th Floor                               16th Floor
Montreal, Quebec                         Montreal, Quebec
H3B 4W5                                  H3B 4W5

Dear Sirs:

We act for certain holders of Telesystem International Wireless Inc.'s ("TIW") units issued pursuant to a rights offering in January 2001 ("Units") and holders of TIW's 7% equity subordinated debentures issued February 1999 ("ESDs"). Our clients' combined holdings are material.

With the approval of TIW's Board of Directors, TIW has recently embarked upon a so-called "recapitalization plan." The effect of this plan, and of certain prior transactions that were only recently disclosed to the public, is to confer improper benefits upon certain insiders and management to the detriment of other holders of Units and ESDs and to reduce materially the value of the securities held by our clients and other members of the public.

We have instructions to commence proceedings for oppression and other relief against TIW, its Board of Directors and against all parties to the "Master and Purchase Agreement," including Telesystem Ltd., Capital Communications CDPQ, J.P. Morgan Partners, U.F. Investments, and related entities (the "Insiders").

The abusive nature of the "recapitalization plan" is described below.
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December 20, 2001
Page 2

1. Unit holders were granted an equity interest in ClearWave that they should be permitted to maintain.

In selling the Units pursuant to a rights offering, representations were made in writing on behalf of TIW about the benefits of the offering. Potential purchasers were advised that they would receive a "dual option". The Units were structured to enable the holders to, at their option, participate in the potential upside of TIW, backstopped by an equity interest in ClearWave N.V. ("ClearWave"). TIW's marketing material clearly outlined that TIW's upside depended on the performance of TIW's Dolphin Telecom plc. subsidiary ("Dolphin"). If Dolphin's and therefore TIW's performance proved to be unsuccessful (as it has, evidenced by Dolphin's recent insolvency filing), under the "dual option" holders of Units could continue to hold subordinated voting shares of ClearWave when the option to convert back into TIW subordinated voting shares expires in June 2002. Our clients purchased Units based on the expectations created by TIW and their conviction that the 54.5% equity interest in ClearWave that the Units represented would eventually have value well in excess of the offering price. (This view is confirmed by the fairness opinion rendered by TIW's own advisors, TD Securities Inc., in conjunction with the "recapitalization plan"). The right to maintain that equity interest, promised as part of the Units offering, is compromised through the proposed series of transactions. As described under heading 2, below, the Insiders have already made other attempts at coercive dilution of value.

2. By surreptitiously changing the terms of a loan to ClearWave, TIW has already begun to attempt to shift material value from existing Unit holders.

TIW has already taken and proposes to take a series of steps to defeat the expectations of Unit holders. Although TIW's disclosure is inadequate, it has recently come to our clients' attention that TIW has changed the terms of certain pre-existing intercompany loans to ClearWave, making them convertible into ClearWave equity on demand at or below prevailing market prices. The amount of these loans is currently $91.7 million and is expected to be $112.4 million shortly, as the Company continues to fund ClearWave's capital needs. These financing terms are significantly more onerous than what ClearWave could obtain on its own in the marketplace and amount to a taking, as they ultimately shift a substantial amount of the ClearWave equity value to TIW. As far as we can determine, no attempt was made to obtain ClearWave financing at more attractive terms. Unit investors were neither notified of the terms nor offered the opportunity to exercise pre-emptive rights. The effect of this loan, made at commercially unreasonable terms, is to expropriate value from ClearWave and to confer that value on TIW and other Insiders. Furthermore, should the terms of the loan remain unchanged, TIW can force conversion, triggering pre-emptive rights on the part of other investors in ClearWave subsidiaries, further diluting the interests of Unit holders.

3. The Insiders, together with TIW management, stand to reap considerable financial benefit in return for acting to effect the proposed recapitalization at the expense of other security holders.

Pursuant to the proposed "recapitalization," TIW is proposing to exchange the Units for equity of TIW. The effect of this proposal, which benefits large equity holders of TIW (including affiliates of
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December 20, 2001
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some of the Insiders), will be to further appropriate to TIW value attaching to
ClearWave that properly rests with Unit holders. The relative percentage of ClearWave owned by Unit holders and by TIW will shift in favor of TIW and other Insiders.

In addition, under the proposed restructuring of TIW announced November 29, 2001, TIW has agreed to an equity private placement in which certain security holders that are associated with the Insiders will make a $90 million investment in the form of special warrants convertible into shares of TIW. The special warrants are being issued at a substantial discount to the current trading price of the restricted voting shares, thereby conferring an immediate and substantial benefit on subscribers to the private placement to the detriment of public holders of Units and ESDs. As set out in the "Master and Purchase Agreement" dated November 28, 2001 among TIW and the private placement subscribers, among others, the private placement is being made in consideration for the agreement of certain Unit holders to support the restructuring and to tender their Units. It is inappropriate for TIW to enter into a private agreement to confer a private benefit not made available to other security holders, in return for securing the agreement of certain holders to support the transaction, particularly a transaction so detrimental to the interests of public holders.

4. Unit holders who do not tender to the proposal may have further value taken as a result of coercive actions of the Insiders, who will receive the financial benefit described above in return for those actions.

If certain Insiders tender their Units, the remaining minority may be forced to tender or else be left holding a security convertible in June 2002 at a ratio so substantially unfavorable as to render the security valueless. Specifically, if fewer than US $100 million of Units are outstanding (based upon their original subscription price of Cdn $9.05) on their termination date in June 2002, then the remaining holders will be deemed to have converted into TIW shares on the original terms (0.2 subordinated voting shares, currently worth about Cdn $0.30, versus the recent market price of the Units of Cdn $5.75). Because certain Insiders have agreed to tender their Units under the proposed "recapitalization plan" in return for additional consideration as described above, it is almost certain that fewer than US $100 million of Units will be outstanding on June 2002, thereby forcing all other Unit holders either to accept the terms of the "recapitalization plan" or be left holding a virtually worthless security when the Units expire.

5. ESD holders are being offered less value than that offered to Insiders whose investment is pari passu, with the threat of further dramatic value reduction if they do not agree to the proposed "recapitalization."

The consideration offered to ESD holders under the proposed "recapitalization" is less than that offered to the Insiders. Furthermore, it is clear from TIW's restructuring proposal that if more than one-third of the holders of ESDs do not support the restructuring, a portion of the funds received from private placement subscribers will be converted into convertible debentures senior in rank to the ESDs and bearing an annual rate of interest of 25%. If two-thirds of the holders of ESDs support the offer, the face value of the ESDs held by remaining debt holders will be reduced by 70%. In
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December 20, 2001
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either case, ESD holders as a class are being harmed financially while other creditors of equal seniority stand to benefit.

6. As part of the "recapitalization," TIW management will be granted 31.2 million "in the money" options with an undisclosed exercise price.

It is inappropriate for TIW's management to benefit to such an extent while attempting to reduce the value of other investors' holdings.

Taken together, these transactions and other proposed transactions are oppressive and abusive of the rights of security holders not part of the group of substantial Insider investors attempting to recoup losses incurred due to bad investment judgment. The Board of Directors of TIW has proposed, supported and facilitated transactions that confer substantial benefits on certain security holders to the detriment of others. This is unacceptable and will not go unchallenged.

Unless steps are taken immediately to eliminate the abusive elements of the proposed restructuring, to restore to ClearWave the value appropriated by the intercompany advances on terms not reflective of the financing market, to cease further advances of this nature and to stop further similar transactions, we have instructions to commence proceedings for oppression and other relief against TIW, its Board of Directors and against all parties to the "Master and Purchase Agreement" and other agreements filed as part of the transactions that constitute the "recapitalization." In any such proceeding we will seek orders restraining TIW from continuing with the "recapitalization" as presently contemplated and orders setting aside any improper transactions entered into to date. Since certain elements of the "recapitalization" are time limited, unless we have a positive response to these demands by no later than noon on December 21, 2001, proceedings will be commenced without further notice.

Please bring this letter to the attention of your Board of Directors.

                                    Yours truly,


                                    /s/ Robert W. Staley
                                    --------------------
                                    Robert W. Staley